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                                                                  Exhibit (d)(6)

[Please note that the following is an English translation of a document written in Spanish which is also attached as an exhibit to the Schedule TO. Although Purchaser believes the following English translation to be an accurate translation of the original document written in Spanish, the following English translation is qualified in its entirety by reference to the original document written in Spanish.]

Caracas, February 1, 2001

Shareholders and Holders
Viso Rodriguez Cottin Medina & Associates
Av. Francisco Solano Lopez and Pascual Navarro St.
Torre Banvenez
14th Floor
Sabana Grande
Caracas

Attn:  Luis Garcias Montoya and Alberto Tovar Phelps

Re:  Interests
     ---------

Dear Sirs:

Pursuant to Section 13(f) of the Agreement entered into on January 21, 2001, between Primor Inversiones, Primor Alimentos and the Shareholders and Holders (the "Shareholders Agreement"), we hereby request the authorization of the Shareholders and Holders to eliminate the accrual of interest for the benefit of the shareholders and ADS holders of Mavesa that had validly tendered into the Offer in the event of delay in payment of the price of the Venezuelan Offer or the United States Offer, as applicable, within five (5) trading business days of the closing date of each of the Offers (the "Interests").

The capitalized terms not defined herein shall have the meaning set forth in the Shareholders Agreement.

The request hereof arose out of a meeting with the Comision Nacional de Valores ("CNV") held on January 25, 2001, whereby the representatives of Primor Inversiones, Primor Alimentos and of the Shareholders and Holders were requested to amend the terms of the Offer in Venezuela or the Offer in the United States, as applicable, as to delete all references to Interests. A similar recommendation was issued by the Securities and Exchange Commission ("SEC").

In light of the above and with the objective of maintaining equality of the Offers of all shareholders and ADS holders of Mavesa who tender into the Offers, we hereby propose to delete Section 13(L) of the Shareholders Agreement.

Be executing this document hereof, the Shareholders and Holders hereby expressly: (i) authorize Primor Inversiones and Primor Alimentos to eliminate from the terms of the offers the interests; and (ii) agree to delete subsection
(L) of the Shareholders Agreement.

Sincerely,

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PRIMOR INVERSIONES and PRIMOR ALIMENTOS

By: /s/
       -----------------------------
       Juan Simon Mendoza Gimenez

If accepted, please execute below:

SHAREHOLDERS and HOLDERS

By:
     ----------------------------
     Luis Garcia Montoya


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Caracas, February 1, 2001

Primor Inversiones, C.A.
Primor Alimentos, C.A.


Dear Sirs:

As a representative of the Shareholders and Holders that entered into an Agreement dated January 21 of the current year, I hereby authorize Primor Inversiones, C.A. and Primor Alimentos, C.A. to eliminate the Interests from the terms of the offer.

In addition, on behalf of the persons I represent, I agree to the deletion of Subsection (L) included in the Shareholders Agreement.


Sincerely,


/s/
     ---------------------------
     Luis Garcia Montoya

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